Filed by AT&T Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: BellSouth Corporation

Commission File No.: 1-8607

Webcast Transcript

Presentation by Rick Lindner

AT&T Senior Executive Vice President and Chief Financial Officer

Morgan Stanley 11th Annual Media & Communications Conference

Tuesday, 8:00 a.m. Eastern Daylight Time

Simon Flannery:  We’re going to get started here in about two minutes.

Simon Flannery:  Welcome to our 11th Annual Media and Communications Conference. We hope you’re going to have an interesting day, and two days, as we go through the interesting times we’re having in the industry right now. This is a fireside chat format. As those of you who have been here before know, that means we want you to be involved. I know it’s early in the morning, and some of you probably got in late last night, but what we’re going to do is ask each speaker to make introductory remarks. We’ll go through Q and A with the Morgan Stanley analysts, and then open up the board for Q and A. What we find is that this is a way to break away from the standard PowerPoint format and really get into the issues that are on investors’ minds, but it requires audience participation. So, we look forward to that.

As I was preparing for this conference, I was watching ESPN, which helps me focus my mind, and they had a reel of Barry Bonds’ home runs through the years. And it was almost like a history of the telecommunications industry, because he hit number 400 and there it was at Pacific Bell Park as the ball flew out. And then he hit number 500, and it was SBC Park, I think, and the most recent one was AT&T Park. I don’t know what it’s going to be when he hits number 755, or whatever, but it’s been a remarkable time of change, and I think nobody has been at the center of that more than AT&T has, and Rick is probably one of the busiest men in the industry right now.

But it’s our great pleasure to kick off this conference with AT&T and with Rick as Senior Executive Vice President and CFO. So with that, over to you.

Rick Lindner:  Thank you, and good morning, everyone. Hopefully it will continue to be AT&T Park. We’re running out of brands, so we’re going to find one and stick with it for awhile.

It’s great to be here. It’s great to have an opportunity to talk with you this morning. And it’s always great to have an opportunity to talk about AT&T.

Before we get started, I need to get the legalities out of the way, so I need to call your attention to the Safe Harbor statement. It’s in the handouts in front of you this morning, and I just remind you that we may talk about some forward-looking statements this morning, and those statements are subject to risks and uncertainties and you can find a discussion of that in our SEC filings. And also we’ll talk probably about some non-GAAP financial measures, and those are reconciled to the GAAP financial measures on our website.

I would also call your attention to some information regarding FCC filings in relation to our planned merger with BellSouth. That is also in your handouts.

So, with that taken care of, Simon suggested I make a few opening remarks to give you a quick overview of the business and kind of where AT&T is at these days.

As you saw in our first quarter results, I think we’ve gotten the year off to a good start. Adjusted earnings per share was up substantially, and it was our fourth straight quarter of year-over-year and sequential adjusted EPS growth, and I point out it was also our fourth straight quarter of double-digit adjusted EPS growth.

Cingular Wireless continues to execute very well. Their integration projects are on track. Network performance continues to improve, and that network performance is starting to have a significant impact on churn, driving churn down. Margins are expanding, subscriber and revenue growth in the first quarter were both very solid, and data revenue growth continues to be very impressive.  Ralph De La Vega is with us this morning, and Ralph is going to be up here this afternoon, so he will be able to tell you about all the good things happening at Cingular these days.

In our wireline operations, I would tell you that the integration between the legacy AT&T and SBC operations and networks is under way and it’s going very well.

Within the wireline operations, we continue to generate positive revenue growth in our regional consumer business and in our regional small and medium business segment, and we’ve done that now for 8 straight quarters. So good solid growth in our regional wireline operations.

We’re also seeing encouraging signs in enterprise. Volumes are strong. I think the customer response to our merger has been positive. And we’re capturing our share of technology migration, as large enterprise customers move from legacy voice and data applications to IP-based services. In the first quarter our IP data revenues grew 14 percent, so we’re seeing good results there.

Pricing pressures still remain in that marketplace, there’s no doubt about that. But the gap between the average price in our portfolio, the average price in contracts we have with customers, versus the current sales prices in the marketplace has narrowed, and I think we’re moving toward an inflection point in enterprise. And longer-term, enterprise and the enterprise market is going to be a good business for us.

When you step back and look at AT&T today, I think you see several things. You see, first of all, a company that is a leader in its industry. You see a company that is growing earnings per share at double-digit rates, paying a dividend yield more than 5 percent, and yet despite that, trading currently at a discount that is 30 percent or more to the market on a forward-looking multiple PE basis.

We’re not terribly happy about that, but as a result, I think we’re well-positioned to deliver excellent returns to shareowners going forward.

I think you also see a company with premier assets, including the best wireless coverage, world-class business networks, a leadership position in broadband, and a leadership position in directory.

You also see a company with substantial opportunities. We have a huge opportunity in wireless. And Ralph is going to talk about that this afternoon. To put it in perspective, by the end of next year, Cingular expects to grow its OIBDA margins above 40 percent,  and current margins are in the low 30 percent range. So, by 2008, over the next two years, we could realize up to a thousand basis point margin expansion in a business that is $35 billion and growing in revenues.  There’s not many businesses out there that have that magnitude of opportunity.

We also have the industry’s largest set of merger synergy opportunities by a wide margin. When you add the expense and capital savings available from our wireless and wireline mergers, including the pending BellSouth merger, as well as cost savings from separate operational initiatives, by 2008 we expect to reduce our annual cost capital expense by over $8 billion. Again, that is a huge opportunity, and we intend to deliver on it.

As we outlined for you first in late January, we expect double-digit adjusted earnings per share growth in each of the next three years, combined with growing pre-cash flow. We’re going to return a substantial portion of that cash to shareowners through our dividends and through an expanded share repurchase program where we’ll repurchase $10 billion of AT&T stock by the end of next year, by the end of 2007, with at least 2 billion coming this year. I think when you put all that together, I think it adds up to the strongest outlook in our industry, both in terms of financial performance and in terms of value returned to shareowners.

And finally, I would like to emphasize that from management’s perspective, from the perspective of the AT&T management team, we’re committed to executing as planned. Our goal is to consistently deliver, and to deliver on the targets we’ve talked to you about. And I think we have a strong track record in this regard, particularly if you look out over the last year or two and see the margin expansion we brought to the business as well as the earnings growth we brought to the business. It’s where our focus is, has been, and will be going forward.

So Simon, in a few words, that’s our view of AT&T today, and that is our outlook. So with that, I’ll open it up for any questions.

Simon Flannery:  Okay. Thank you, Rick. We appreciate it.

You talked about not being happy with the stock price, and you talked about the buy back program. How much flexibility do you have to accelerate that to take advantage of the current market environment to do more this year, or is it probable that given all of the things you’ve got going on, it’s more likely it’s in and around that $2 billion this year?

Rick Lindner:  I think we’re fairly limited in terms of our flexibility between now and the shareowner vote for the merger. Because the BellSouth merger is a stock transaction, we obviously could not be in the market during the first quarter when discussions about the merger were taking place. After we released first quarter earnings, we’ve been able to go in and be in the market on a daily basis, but legally we’re limited to very small number of shares that’s based on the average number of shares purchased during the 90 days preceding when the merger was announced.

Once we send out materials to the shareowners for the shareowner meeting, then we’re precluded from being in the market. So we’re fairly limited until the shareowner vote. Once the shareowner vote occurs, then we’re fairly, pretty free to be, outside of just normal lockout periods, we’re free to be in the market. So, I think what you should expect is that we will be doing some repurchasing between now and the shareowner vote in July or August. After that we will be in the market in a much bigger way.

Simon Flannery:  It’s a very good time to just focus on buy backs versus dividends. When you’ve looked at things like special dividends in the past, what should we be expecting in terms of dividend policy given your double-digit EPS growth?

Rick Lindner:  Sure. I think the good news about our outlook is that it gives us a lot of flexibility. As we move forward over the next couple of years, the earnings growth combined with strong free cash flow gives us the opportunity to support and increase the dividend as well as do the share repurchase that we’ve talked about.

As you know, we’ve increased our dividend every year since divestiture, so I think we’ve got a good track record there. Certainly we believe dividends are important to our shareowners, important to our shareowner base, and we’ll continue to support those dividends.

You know, we’ll always look at where we are relative to the market, what our metrics look like, and I think given current trading ranges, current market interest rate, dividend yields, you know, our focus will be on share repurchase in this environment.

Simon Flannery:  Maybe we can just track in on the BellSouth timing, where you are with the states and, you know, where we think that the best case closing is right now. And when we think about the structure, you mentioned you want to stick with AT&T for now. You’ll be the only company with a directory business once you buy in BellSouth, and you’re thinking looking at spinning some rural lines. How do you think about the asset mix that you have?  Are you there?  Is that what you need?  Are you open to trimming things like directories or like some of those access lines beyond the 18 million households that have got Lightspeed?

Rick Lindner:  First part of your question was BellSouth?  The BellSouth merger approval process is going along as planned. We’ve begun the process, made filings in both the FCC and the Department of Justice. We have completed a draft registration statement. We’re on our second round of comments with the SEC. I don’t view any of the comments as significant, it’s just cleaning up some disclosure items, and so I would expect that we’ll be on target for a shareowner vote in the July to early August timeframe.

I think we’re on target for FCC and DOJ approval that could come, you know, September, probably October, and so when you put all of those things together, we feel pretty good about a fourth-quarter closing. It’s hard to handicap at this point as to its happening, you know, before the elections, after the elections, but I think we feel pretty confident about closing this year and closing in the fourth quarter.

With respect to the asset mix, you know, we’re always going to look at our asset mix, we’re always going to look at opportunities, whether it be looking at rural access lines, whether it be looking at assets like directory. But I would tell you that, you know, that we like those businesses. We like the directory business. It throws off terrific cash flow to us.

And on top of that, I think as that business moves forward in the future, it increasingly will transition from a print directory business to an electronic business, and we’re starting to see that in good measure in the last year or two. We’re excited about our YellowPages.com venture that we’ve had with BellSouth with the merger. We’ll have 100% ownership of that.

And when you put that together with some of the other initiatives we have and the other assets we have, there are some interesting opportunities there. All of a sudden, you have salespeople on the street calling on businesses of all sizes, maintaining what is truly the best database of business information available electronically, and then you can distribute that through what will be by the time we close something like 11 million broadband Internet users, today 56 million wireless users. And in the future distribute that information over the IPTV platform.

So, all of a sudden, you have some synergies there, operationally, that start to make some sense. You also have a sales force out there that can sell in addition to print and electronic advertising,

may be able to sell advertising that you’ll utilize on the IPTV platform. So there are some interesting things about that business, we’ll continue to look at it, we’ll watch how the industry develops, but it by itself is a pretty large enterprise. It’s a little more than kind of trimming away at the edges these days, particularly after we close with BellSouth.

I think the same is true with some rural lines. We’ll continue to watch how that market develops. But one of the things that we’re pushing forward on are strategies that would enable us to offer both a broadband and a video product across our base including in some of the more rural lines, and in those areas, if you’re able to offer broadband and video, then that business starts to change and the character starts to look a little more interesting.

That’s why you saw a few weeks ago we announced that we are filing both some satellite and some fixed wireless offers in broadband. That’s why our commercial agreement with Echostar continues to be important to us. It gives us a video product that we can offer outside of our Lightspeed platform. So we continue to look at the opportunities.

Whenever you start to trim some of those assets from the business, you typically have to overcome a couple of hurdles. You have to overcome whatever tax impacts there are from the transaction, and you also have to overcome the impact that you’re de-scaling the business a little bit, so you have to find ways to do that without losing some economies of scale or making up for it in the value of the marketplace.

And up to this point, we haven’t seen values in the marketplace that will overcome those two.

Simon Flannery:  There’s a lot of talk about the economy out there at the moment. If the market is correcting, can you talk from your perspective to what extent you’re seeing any evidence of consumers strained from gas prices, from higher mortgage rates and on the other side inflation coming through?  I was asked the other day with the price of copper where it is, is that a problem for the telcos, and I’m assuming copper is a smaller and smaller part of your capital spending budget, but you know, are you seeing those things coming through, are the numbers still very small for you on the consumer demand side and on the inflation side of the cost structure?

Rick Lindner:  Well, energy has some impact on our cost structure. It’s not certainly the most significant, but there are some incremental impacts to it. Our cost structure revolves more around areas like wage and salaries, force-related costs, things like traffic compensation, cost of goods and equipment that is sold or on materials used to provide broadband, for example, but energy prices do have some impact on the business. It hasn’t been significant.

We have not seen the impact yet, I think in terms of any slowing or cooling of the economy. The employment figures continue to be good, continue to be strong, and I think that’s kept business strong for us. You know, in the first quarter you saw, I think, not just for us but other carriers as well, very good growth in small/medium business revenues, and on the consumer side you’re seeing record levels of adoption of broadband services continue, so it’s not to say we won’t see some impacts later as the year goes on, depending upon energy prices and other factors, but I don’t think it’s been an impact yet.

Simon Flannery:  One more before we open it up to the audience. Project Lightspeed, it seems like there’s still this great debate about what is the right architecture, how to deliver the video. Can I ask you how do you think about it?  How do you charge the executives in Project Lightspeed?  How do you measure them?  How do you say this is what I want to see, this is how I’m going to get comfortable, worrying about the business model, tracking as I expected, I want to see this by this date?  Because I think as industry observers, the visibility is still pretty poor. We’re getting press releases about market launches and so forth, but we don’t have the numbers available to do the sort of analysis that you do. So if we can sort of put ourselves in your shoes for a second, how do you think about the business case on the success of the rollout?

Rick Lindner:  Well, I think for me the main thing that I want to see is I want to see the product working and I want to see it working in the field. It does little for me personally to walk through a lab and see a TV screen with a picture on it. I want to see it in someone’s home. And I’ve seen it there. And so I feel very comfortable from the standpoint that the technology and the platform works.

I’ve been out in the homes in San Antonio. I’ve seen the platform up and running. People are using it as their video service as well as high speed Internet access. And what I would tell you when I saw it is this:  The picture quality is excellent. In fact, in side by side tests, the picture quality is better than digital cable.

The quick, the fast channel change works very well, just as we hoped it would, thought it would. Picture in picture, the user interface, DVR capabilities, all very easy to use, very intuitive. So, I was very pleased as I went out and saw the platform, played with it, talked with people who are using it.

It is still a new technology, and so that’s why you see us moving, I think, pretty methodically through a development process to a commercial launch. And we have milestones set up along the way in that process in terms of what things we have to deliver, product releases that Microsoft has to deliver, CPE that Scientific Atlanta and Motorola have to deliver, and those things are largely on track. The last release we received from Microsoft went into the lab, was accepted into the lab, without any issues and is working very well there.

So our expectation is that we’re going to roll the service out commercially beginning in San Antonio. We’re going to do that next month, and we’ll start to ramp up customers on the platform. At the same time we’ll be upgrading the software and coming out with the final set top boxes in the third quarter.

That will give us HD capabilities and we’ll move out then to launch with HD not only in San Antonio but in Houston and some other markets as well.

So that is kind of the timeline that it’s on. But so far, Simon, I’ve been pleased with what I’ve seen in the platform. The other thing that I think has been good is that the customer installation in San Antonio has been in about the 3 to 5 hour range, and it depends upon the state of the inside wiring in the home. That’s about what we expected. In fact, it’s a little better than we expected going in. Our original business case assumed an average of a little over five hours per install in the early stages, in the first year or so.

So CPE prices and the cost of the capital deployment in the network are all on track and we’re moving forward with it. I’m excited about the platform. When you see the platform up and running, it will be very competitive in the marketplace

Simon Flannery:  Okay. Thank you. Well, with that, let’s open it up to the audience.

Question:  Could you give us a little bit of clarity on what type of cash outflow we can expect over the intermediate term, meaning the next three years or so, regarding the deferred tax liabilities and the increasing OPEB liabilities on the balance sheet?  You guys essentially stopped funding the OPEB in 2004, which benefited your cash flow by about $2 billion a year. Are we likely to see cash outflows to fund those liabilities in the near term and what would the magnitude of those be?

Rick Lindner:  Good questions. On – kind of take them in reverse order. On our pension and OPEB liabilities, actually when we complete the mergers and bring in and consolidate BellSouth, Cingular, along with the AT&T merger, if you look at our total pension and OPEB liability, we will be on a combined basis funded at about 80 percent, which is pretty significant as you compare our funding levels to others in the industry or others outside of the industry.

One way to look at that is that if you assume a discount rate that’s in the 6 percent range and you assume you’re able to earn on your funding – and our assumption is 8 and a half percent – and we’ve been able to over a long period of time earn actually more than that. If you look over the last ten years, our total earnings in the fund had been closer to 10%. But if you look at that funding level, look at the discount rate, and the earnings on the fund, it would require no funding in the liability for many, many years. We’re in a position where we’re over 100% funded on pension, and frankly I don’t – I would not want to be greater than, you know, 75, 80 percent funded in total, simply because, I think, we still have opportunities to reduce and manage the OPEB liability over time, and I want to be able to continue to work toward those goals without over-funding the stranded asset. So from a pension OPEB standpoint in terms of funding, I feel comfortable with where we’ll be.

With respect to deferred taxes, that’s always an area where there’s lots of puts and takes, but I think certainly in the intermediate term, when you look out over the next year or two, our cash taxes will be running probably about at or slightly below our book tax rates – that would be our assumptions at this point. So if that — if that helps in terms of planning. I don’t see a significant reversal, if you will, then, of the deferred tax liability. Deferred tax liability simply always reflects the movement of items reversing and new items creating deferred tax liability.

And so when you put all of that together on a cash flow basis as we’ve said in our guidance, our expectation is to produce $2 billion or so of free cash flow this year after dividends. That’s relative to our run rate, that is a fairly low number, but it does reflect the merger integration cost and the AT&T acquisition. It also reflects the fact that Cingular is still heavy in terms of capital spending as they finish up their network integration and roll out UMTS.

As we move into 2007, we will have, again, some integration spending related to the BellSouth merger. But we would expect to produce in the $4 to $5 billion range of free cash flow after dividends and then $6 billion plus in 2008.

Simon Flannery:  I would like to mention also you have mikes on your desk, so just put up your hand, and then we can — you press the button and — Lindy?

Question:  Yeah, I just wanted to understand a little bit more about why you chose to use equity in the BellSouth transaction and the timing of the buy backs. I mean, do you have further – you know, do you kind of keep accessibility for any other major M&A that could come up in the 2007 time frame?

Rick Lindner:  Good question. I think, you know, our preference would have been to do the BellSouth transaction in part cash, part stock. From BellSouth’s standpoint, they wanted to do an all stock transaction, and the rationale I think was fairly simple; they wanted their shareholders to have the opportunity to participate in the appreciation and the synergies of the new entity.

So essentially we accomplished both goals by doing it as a stock transaction, but then following that with the $10 billion dollar share repurchase that we talked about. The $10 billion dollar share repurchase essentially funds the premium in the transaction in cash, and it keeps us at a range where from the standpoint of our balance sheet, it does give us some flexibility, and helps support,  I think, our debt ratings, which is important. Not so much from the standpoint of saying we have to have flexibility to do X, Y, Z, but more from the standpoint that this is still an industry that’s going through a lot of change. And as the industry goes through change, you want to have, I think, some conservativism in your balance sheet gives you a good shock absorber against things that occur in the economy or elsewhere that are unforeseen.

Simon Flannery:  A question over here, Mike.

 [inaudible]

Rick Lindner:  Our total switched line loss in the first quarter was at about a 6 percent year-over-year rate. As we go forward in this year, I would expect — well, let me back up. In 2005, our line losses were heavily skewed toward wholesale line loss. We were working through kind of the change in the UNE-P rules. A lot of carriers that were offering wholesale using UNE-P platform, were moving out of the market, and so we saw a lot of wholesale reduction. Probably 60 to 70 percent of our line loss last year was wholesale.

I think as we go forward in this year, I would expect to see some increase in retail line loss simply because we will have cable competitors in more of our markets. Comcast will be rolling out over the course of this year to all of their markets. So we’ll see a little bit of an uptick from that. I think that will be offset by lower levels of wholesale loss.

When you step back from it, though, you have to think about it like this:  First of all, on the business side of things, certainly in enterprise business today, the access lines there are not very meaningful. You know, we’re cannibalizing those lines on a daily basis. We’re going to customers, we’re moving them from legacy Centrex applications to IP applications. We’re retaining the customer. We’re retaining the revenue streams. We’re just moving them from the voice line to the data line on the Income Statement. You’ll start to see some of that occur as well in small and medium business. That trend will start to move down market. And the last year or so, actually small/medium business has seen a small uptick in lines. But again, you’ll see that trend of technology migration move through.

When you go to the consumer side of things, you’re seeing consumers change usage patterns in terms of their technologies. Consumers are moving minutes and usage from wireline to wireless, so we’ll see a loss of an access line, and we’ll see increases in customers on the Cingular side.

You see customers moving from second lines to broadband applications. So customers will drop a second line because, frankly, their kids are either using their wireless phones or they’re not using that second line for dialup, they’re using DSL instead. So, again, we’re cannibalizing part of that base.

And then finally, there will be some customers moving from our voice service to cable or to a voice product. But when you put it all together, I think the important thing for us from a consumer space is what our total retail connections with those customers do. And if you look at our first quarter results, total recall connections – which includes all the access lines plus DSL plus video – we’re up about 2.4, 2.5 percent. Our revenues were up about 2.1 percent. So those two measures track pretty closely. That’s why broadband penetration is extremely important to us in the consumer space.

Question:  Could I just ask a question on Lightspeed?  I think what your share price is actually reflecting right now is a belief in the marketplace that either the product is not going to be successful or, even if it’s there, it’s not going to be profitable, and it’s going to be return-on- invested-capital destructive. At what stage will you be in a position to provide detailed information on Lightspeed?  Is it likely that by the fourth quarter we could get the numbers from you regarding operational cost structure, regarding revenue expectation, so we can start building the model that actually tries to track the business, tries to determine return on invested capital?   I understand it’s quite early now. But are we likely by the end of the year to see it from you?

And the second question relating to DirecTV and DISH. Could you just discuss, or could you negate, I should say, any perception that might exist in the marketplace that you will be buying DISH after BellSouth transaction is completed, either as the complement to Lightspeed or as a replacement to Lightspeed if in fact it becomes less successful?

Rick Lindner:  Wait. Let me take you back in time for a minute. In 1999, 2000, this was right about the time back in our business –  I was in our wireline business in 1999 and moved over to wireless – not that long ago, six years, seven years ago. A lot of discussion was going on in the business about DSL, and as a result of that discussion, some decisions were made to invest pretty significantly in the networks to drive fiber deeper into the networks, and using some very new cutting-edge technology, to provide additional bandwidth to the home.

I would tell you, in 1999 and 2000 DSL was a gleam in the engineer’s eye, and today at the end of the first quarter, 28 percent of our consumer customers had DSL.

We had 7 and a half million customers when we closed with BellSouth. In total, we’ll have about 11 million, we’ll be the largest broadband provider in the U.S., and frankly, the market has changed to the point where DSL and broadband has become the central service into the home.

I shudder to think — we can talk about, well, okay, what is the return on investment and so forth with that product, but I can’t imagine the business today without it. And if you think about DSL at the time, it was an incremental investment, but what it was was a natural extension of our network. We were driving fiber deeper into the network to provide more bandwidth in the home.

Lightspeed is exactly the same thing. Forget about IPTV for a minute. What we’re doing is we’re driving fiber deeper into the network, we’re adding electronics to it to provide more bandwidth to the home. That bandwidth is going to provide a more robust data service, going to cut cost expense on the side. It really protects and builds the franchise for the future.

And on top of it, what it gives us then is the ability, over a single platform, single network, to offer voice data and video, with a compelling product set and some interesting integration opportunities.

As we go forward, you are right, we are early in the process yet, and if we made a mistake along the way it was probably to talk about Lightspeed as early as we did, because we knew it was going to take time to develop. We’ve given, I think, quite a bit of data in terms of our expectations of costs to build the network. We’ve given data on what our expectations for customer acquisition costs are. I think as we get further through the end of this year, as we start to launch some markets, as we have data available, we’ll begin to provide you more data in terms of what we’re seeing in customer acceptance, customer costs, actual costs to install and what economics look like. But you have to think about this:  this is just a natural extension of what we’ve done.

Question: And on DISH?

Rick Lindner:  On DISH, you know, I said earlier I think what is important for us is to have a video and a data product we can offer across our base. Those products are going to be delivered on different platforms in some areas, just based on the geography and the density of the area. So, in some cases, where possible, we’re going to deliver those products over the single network. That I think provides the best economics, provides the easiest path toward integrating products, and so our objective would be to provide those products over a single network whenever possible.

In cases where we can’t, then we’ll use wireless, fixed wireless or satellite to provide both video and data to complement services we already have existing. And we’ll try to integrate those services like we have, like we’re doing this next — as we launch this next month with our HomeZone product, which integrates DISH satellite service with DSL.

 Q:  Thank you very much.

Cautionary Language Concerning Forward-Looking Statements

We have included or incorporated by reference in this document financial estimates and other forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially from these estimates and statements. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T Inc. and BellSouth Corporation and are subject to significant risks and uncertainties outside of our control.

The following factors, among others, could cause actual results to differ from those described in the forward-looking statements in this document: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of AT&T shareholders to approve the issuance of AT&T common shares or the failure of BellSouth shareholders to approve the merger; the risk that the businesses of AT&T and BellSouth will not be integrated successfully or as quickly as expected; the risk that the cost savings and any other synergies from the merger, including any savings and other synergies relating to the resulting sole ownership of Cingular Wireless LLC may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; and competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in AT&T’s, BellSouth’s, and Cingular Wireless LLC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov). Neither AT&T nor BellSouth is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

NOTE:  In connection with the proposed merger, AT&T Inc. (“AT&T”) filed a registration statement on Form S-4 (Registration No. 333-132904), containing a joint proxy statement/prospectus of AT&T and BellSouth Corporation (“BellSouth”), with the Securities and Exchange Commission (the “SEC”) on March 31, 2006. Investors are urged to read the registration statement and the joint proxy statement/prospectus contained therein (including all amendments and supplements to it) because it contains important information. Investors may obtain free copies of the registration statement and joint proxy statement/prospectus, as well as other filings containing information about AT&T and BellSouth, without charge, at the SEC’s Web site (www.sec.gov). Copies of AT&T’s filings may also be obtained without charge from AT&T at AT&T’s Web site (www.att.com) or by directing a request to AT&T Inc. Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Copies of BellSouth’s filings may be obtained without charge from BellSouth at BellSouth’s Web site (www.bellsouth.com) or by directing a request to BellSouth at Investor Relations, 1155 Peachtree Street, N.E., Atlanta, Georgia 30309.

AT&T, BellSouth and their respective directors and executive officers and other members of management and employees are potential participants in the solicitation of proxies in respect of the proposed merger. Information regarding AT&T’s directors and executive officers is available in AT&T’s 2005 Annual Report on Form 10-K filed with the SEC on March 1, 2006 and AT&T’s proxy statement for its 2006 annual meeting of stockholders, filed with the SEC on March 10, 2006, and information regarding BellSouth’s directors and executive officers is available in BellSouth’s 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and BellSouth’s proxy statement for its 2006 annual meeting of shareholders, filed with the SEC on March 3, 2006. Additional information regarding the interests of such potential participants is included in the registration statement and joint proxy statement/prospectus contained therein, and other relevant documents filed with the SEC.